

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2009

Joseph M. Leone
Vice Chairman and Chief Financial Officer
CIT Group Inc.
505 Fifth Avenue
New York, NY 10017

     Re: CIT Group Inc.
             Form 8-K Filed July 30, 2009
             File No. 001-31369

Dear Mr. Leone:

We have completed our limited review of your Form 8-K and have no further comments at this time.

Sincerely,

Christian Windsor
Special Counsel